Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	June 30, 2026	December 31, 2025
Assets
Current
Cash		$0.2	$-
Accounts receivable		77.8	56.1
Risk management	7	39.6	23.0
Prepaid expenses and other		14.3	11.0
		131.9	90.1
Non-current
Property, plant and equipment	3	1,620.8	1,494.5
Risk management	7	32.9	8.7
Deferred income tax	11	254.7	261.5
		1,908.4	1,764.7
Total assets		$2,040.3	$1,854.8

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$-	$0.4
Accounts payable and accrued liabilities		151.5	155.0
Current portion of lease liabilities	5	3.6	3.3
Current portion of provisions	6	12.0	8.9
Risk management	7	1.7	-
		168.8	167.6
Non-current
Long-term debt	4	354.9	179.9
Lease liabilities	5	16.2	16.2
Provisions	6	96.7	98.3
Other non-current liabilities		3.8	1.2
		640.4	463.2
Shareholders’ equity
Shareholders’ capital	9	2,071.9	2,084.8
Other reserves	9	107.5	109.6
Deficit		(779.5)	(802.8)
		1,399.9	1,391.6
Total liabilities and shareholders’ equity		$2,040.3	$1,854.8

Subsequent events (Notes 4 and 7)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2026	2025	2026	2025

Production revenues	8	$197.7	$136.3	$346.4	$347.3
Processing fees	8	2.0	2.6	4.1	5.4
Royalties		(25.4)	(15.9)	(38.3)	(44.3)
Sales of commodities purchased from third parties		1.8	1.3	2.4	3.3
		176.1	124.3	314.6	311.7

Other income	8	1.5	3.9	3.0	5.7
Risk management gain (loss)	7	3.7	7.1	(46.1)	(5.4)
		181.3	135.3	271.5	312.0

Expenses
Operating		40.8	39.7	82.0	98.7
Transportation		13.4	11.8	27.0	28.6
Commodities purchased from third parties		1.5	1.1	1.9	2.8
General and administrative		5.2	5.0	10.7	10.6
Share-based compensation	10	8.8	(0.2)	9.0	2.7
Depletion, depreciation and impairment	3	46.6	46.7	92.5	102.0
Financing	4	8.3	8.7	15.7	21.4
Restructuring		0.1	0.7	0.3	0.8
Transaction costs		1.2	2.2	1.2	4.4
Other		0.4	-	0.8	-
		126.3	115.7	241.1	272.0
Income before taxes		55.0	19.6	30.4	40.0

Deferred income tax	11	13.0	4.3	7.1	9.3

Net and comprehensive income		$42.0	$15.3	$23.3	$30.7

Net income per share
Basic		$0.63	$0.22	$0.35	$0.43
Diluted		$0.61	$0.21	$0.34	$0.41
Weighted average shares outstanding (millions)
Basic	9	66.8	70.1	67.0	71.8
Diluted	9	69.2	73.3	69.3	74.4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	Note	2026	2025	2026	2025

Operating activities
Net income		$42.0	$15.3	$23.3	$30.7
Depletion, depreciation and impairment	3	46.6	46.7	92.5	102.0
Financing	4	3.1	3.6	6.0	8.8
Share-based compensation	10	3.0	2.4	5.2	4.5
Unrealized risk management loss (gain)	7	(41.1)	(8.8)	(6.7)	6.4
Unrealized equity forward contract loss (gain)	7	8.9	-	(10.9)	-
Deferred income tax	11	13.0	4.3	7.1	9.3
Decommissioning expenditures	6	(1.3)	(4.0)	(3.0)	(10.6)
Equity forward contracts	7	(10.1)	-	(21.5)	-
Onerous office lease settlements	6	-	-	-	(0.7)
Change in non-cash working capital		(25.9)	(4.3)	(13.8)	1.5
		38.2	55.2	78.2	151.9
Investing activities
Capital expenditures	3	(39.1)	(40.2)	(118.8)	(168.6)
Property acquisitions	3	(97.8)	-	(98.4)	-
Property dispositions	3	-	210.9	-	210.9
Change in non-cash working capital		(9.7)	(59.3)	(11.3)	(28.6)
		(146.6)	111.4	(228.5)	13.7
Financing activities
Increase (decrease) in syndicated credit facility	4	110.0	(125.5)	175.0	(111.0)
Repayment of senior unsecured notes	4	-	(2.0)	-	(2.0)
Financing fees paid		(0.9)	(0.9)	(0.9)	(0.9)
Lease liabilities settlements	5	(1.0)	(0.5)	(1.9)	(1.1)
Exercised compensation plans		1.1	0.2	(0.2)	(1.6)
Repurchase of common shares	9	(2.1)	(36.6)	(20.2)	(46.2)
Tax paid on repurchase of common shares		-	-	(0.9)	(0.7)
		107.1	(165.3)	150.9	(163.5)

Change in cash and cash equivalents		(1.3)	1.3	0.6	2.1
Cash and cash equivalents (overdraft), beginning of period		1.5	0.3	(0.4)	(0.5)
Cash and cash equivalents, end of period		$0.2	$1.6	$0.2	$1.6

Supplementary information
Cash interest paid		$8.8	$2.0	$9.7	$13.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2026		$2,084.8	$109.6	$(802.8)	$1,391.6
Net and comprehensive income		-	-	23.3	23.3
Share-based compensation	10	-	5.2	-	5.2
Issued on exercise of equity compensation plans	9	7.4	(7.6)	-	(0.2)
Repurchase of common shares for cancellation	9	(20.2)	-	-	(20.2)
Tax adjustment on excess value - RSUs	11	-	0.3	-	0.3
Tax on repurchases of common shares	9	(0.1)	-	-	(0.1)
Balance at June 30, 2026		$2,071.9	$107.5	$(779.5)	$1,399.9

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2025		$2,135.2	$108.6	$(838.0)	$1,405.8
Net and comprehensive income		-	-	30.7	30.7
Share-based compensation	10	-	4.5	-	4.5
Issued on exercise of equity compensation plans	9	2.6	(4.2)	-	(1.6)
Repurchase of common shares for cancellation	9	(46.2)	-	-	(46.2)
Tax on repurchases of common shares	9	(0.8)	-	-	(0.8)
Balance at June 30, 2025		$2,090.8	$108.9	$(807.3)	$1,392.4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in millions of Canadian dollars except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2025. Additionally, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2025, except as described below.

These interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2026.

c) Material Accounting Policies

The International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures with the intention to clarify the date of recognition and derecognition of some financial assets and liabilities. The Company adopted the amendments on their effective date of January 1, 2026. This adoption had no material impact on our interim consolidated financial statements.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$8,720.9	$8,417.0
Capital expenditures	118.8	279.3
Property acquisitions	99.3	15.0
Property dispositions	(0.9)	-
Net decommissioning changes	0.3	9.6
Balance, end of period	$8,938.4	$8,720.9

Accumulated depletion and depreciation	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$7,244.7	$7,073.2
Depletion and depreciation	90.1	178.3
Impairment (reversal)	0.3	(6.8)
Balance, end of period	$7,335.1	$7,244.7

		As at
Net book value	June 30, 2026	December 31, 2025
Total	$1,603.3	$1,476.2

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$29.4	$14.8
Additions	1.3	14.6
Balance, end of period	$30.7	$29.4

Accumulated amortization	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$11.1	$9.4
Amortization	2.1	1.7
Balance, end of period	$13.2	$11.1

		As at
Net book value	June 30, 2026	December 31, 2025
Total	$17.5	$18.3

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	June 30, 2026	December 31, 2025
Oil and Gas assets/Facilities, Corporate assets	$1,603.3	$1,476.2
Right-of-use assets	17.5	18.3
Total	$1,620.8	$1,494.5

At June 30, 2026, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Willesden Green, Peace River and Viking cash generating units ("CGUs").

During the first six months of 2026, we recorded a $0.3 million impairment (2025 - $14.2 million impairment reversal) in our Legacy CGU due to changes in the decommissioning liability in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are either expensed or recovered each period.

Willesden Green (Belly River) Acquisition - 2026

On June 30, 2026, the Company closed the acquisition of Belly River light oil assets in the Wilson Creek area of Willesden Green (the "Belly River Acquisition"), which added land and production to compliment the Company's existing position. Total consideration was $98.0 million, inclusive of closing adjustments. The Belly River Acquisition was funded through available capacity under the Company's credit facility.

In addition, a contingent value payment (“CVP”) of up to $7.0 million may be payable in quarterly installments of up to $1.75 million from the third quarter of 2026 through the second quarter of 2027, subject to a range of average West Texas Intermediate ("WTI") oil prices in the applicable quarter. At June 30, 2026, based on forecasted WTI prices, no value was ascribed to the CVPs.

The Belly River Acquisition was accounted for as a business combination in accordance with IFRS 3, Business Combinations. The preliminary purchase price allocation is based on management's estimates of the fair values of the assets acquired and liabilities assumed and remains subject to change during the measurement period. The preliminary allocation resulted in the recognition of property, plant and equipment of $98.6 million and decommissioning liabilities of $0.6 million. Assuming the Belly River Acquisition had occurred on January 1, 2026, the combined entity would have reported the following pro forma production revenue and net income, including estimated DD&A and financing costs, for the six months ended June 30, 2026.

	Obsidian Energy Reported	Belly River Acquisition	Pro forma
Production revenue	$346.4	$30.3	$376.7
Net income	$23.3	$11.8	$35.1

Transaction costs associated with the Belly River Acquisition totaled $1.2 million and were expensed.

Pembina Disposition - 2025

On April 7, 2025, the Company closed the disposition of our operated Pembina assets to InPlay Oil Corp. ("InPlay"). Total consideration for the transaction included $208.3 million of cash (inclusive of final closing adjustments), 9,139,784 common shares of InPlay ("InPlay Shares") and a $14.7 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property.

During the third quarter of 2025, the Company sold all of our InPlay Shares for total proceeds of $91.4 million and recorded a $15.2 million gain on the sale within Other Income on the Consolidated Statements of Income.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

4. Long-term debt

		As at
	June 30, 2026	December 31, 2025
Syndicated credit facility	$184.0	$9.0
Senior unsecured notes
8.125% $175.0 million, maturing December 3, 2030	175.0	175.0
Total	359.0	184.0
Deferred financing costs	(4.1)	(4.1)
Total long-term debt	$354.9	$179.9

Non-current portion	$354.9	$179.9

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The aggregate amount available under the syndicated credit facility is $275.0 million, which was increased from $235.0 million in the second quarter of 2026. The current revolving period and maturity dates are May 31, 2027, and May 31, 2028, respectively.

At June 30, 2026, the Company had $175.0 million aggregate principal amount of 8.125% senior unsecured notes outstanding, maturing on December 3, 2030 (the "Notes"). Subsequent to June 30, 2026, the Company issued an additional $75.0 million aggregate principal amount of our existing Notes. The additional Notes were issued at a price of 102.75 resulting in an effective yield of 7.186% and gross proceeds of $77.1 million. Following the issuance, the aggregate principal amount outstanding of Notes increased to $250.0 million. The Notes constitute direct senior unsecured obligations of Obsidian Energy and rank equally with all of the Company's existing and future senior unsecured indebtedness.

At June 30, 2026, letters of credit totaling $2.5 million were outstanding (December 31, 2025 – $2.5 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Interest	$5.2	$5.1	$9.7	$12.6
Accretion on decommissioning liability	2.1	2.7	4.2	7.3
Accretion on discount of senior unsecured notes	-	0.1	-	0.2
Accretion on lease liabilities	0.5	0.1	0.9	0.2
Loss on repurchased/redeemed senior unsecured notes	-	0.1	-	0.1
Deferred financing costs	0.5	0.6	0.9	1.0
Financing	$8.3	$8.7	$15.7	$21.4

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$19.5	$6.6
Additions	1.3	14.6
Accretion charges	0.9	0.4
Lease payments	(1.9)	(2.1)
Balance, end of period	$19.8	$19.5

Current portion	$3.6	$3.3
Non-current portion	$16.2	$16.2

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

6. Provisions

Decommissioning liability

At June 30, 2026, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2025 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 8.0 percent (December 31, 2025 – 8.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At June 30, 2026, the total decommissioning liability on an undiscounted, uninflated basis was $348.4 million (December 31, 2025 - $324.0 million) which includes $11.4 million for the Belly River Acquisition.

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$107.2	$115.7
Net liabilities added (1)	0.7	2.0
Acquisition	0.6	-
Increase (decrease) due to changes in estimates	(1.0)	7.0
Liabilities settled	(3.0)	(28.8)
Transfers to liabilities for assets held for sale	-	(0.9)
Accretion charges	4.2	12.2
Balance, end of period	$108.7	$107.2

Current portion	$12.0	$8.9
Non-current portion	$96.7	$98.3

(1)
Includes additions from drilling activity, facility capital spending and activity related to minor net property acquisitions (dispositions).

7. Risk management

Financial instruments consist of cash (overdrafts), accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At June 30, 2026, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity contracts and equity forward contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses for financial commodity contracts and in share-based compensation for equity forward contracts.

At June 30, 2026 and December 31, 2025, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$31.7	$7.1
Unrealized gain (loss) on financial instruments:
Oil	7.1	(3.3)
Natural gas	1.2	(0.2)
Foreign exchange forward contract	(1.6)	-
Equity forward contracts (1)	10.9	(0.6)
Equity forward contracts purchased	21.5	28.7
Total fair value, end of period	$70.8	$31.7

Current asset portion	$39.6	$23.0
Current liability portion	(1.7)	-
Non-current asset portion	32.9	8.7
Non-current liability portion	$-	$-

(1)
Unrealized gain (loss) on equity forward contracts is included in share-based compensation expense.

Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At June 30, 2026, and December 31, 2025, there were no differences between the gross and net amounts.

Obsidian Energy had the following financial instruments outstanding at June 30, 2026. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

Commodity contracts

	Notional Volume (bbl/d)	Remaining Term	Price (US$/bbl)	Fair value (millions)
Oil
WTI Swap	8,950	July 2026	$76.15	$2.6
WTI Swap	2,250	August 2026	81.20	1.2
WTI Swap	1,375	September 2026	82.14	0.8
WTI Collar	5,050	August 2026	$80.25 - 87.69	$2.5
Total oil				$7.1

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)	Fair value (millions)
Natural Gas
AECO Swap	35,077	July 2026 - October 2026	$2.69	$4.4
AECO Swap	4,739	November 2026 - March 2027	$3.31	$0.4
Total natural gas				$4.8

Total				$11.9

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Subsequent to June 30, 2026, the Company entered into the following additional commodity contracts:

	Notional Volume (bbl/d)	Remaining Term	Price (US$/bbl)
Oil
WTI Swap	2,032	July 2026	$80.00
WTI Swap	200	August 2026	83.65
WTI Swap	125	September 2026	86.00
WTI Collar	2,450	August 2026	77.96 - 87.61
WTI Collar	1,350	September 2026	$80.00 - 87.42

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)
Natural Gas
AECO Swap	4,739	November 2026 - March 2027	$2.58

Foreign Exchange Forward Contracts

Obsidian Energy is exposed to fluctuations in the US/CAD exchange rate on oil sales based on the US dollar benchmark prices. The Company mitigates this exposure by entering into foreign exchange forward contracts.

	Notional Amount ($ millions)	Remaining Term	Price (C$)	Fair value (millions)
Foreign exchange forward contracts
FX forward contract	$21.3	July 2026	$1.3729	$(0.7)
FX forward contract	21.3	August 2026	1.3739	(0.7)
FX forward contract	$11.7	September 2026	$1.3866	$(0.2)
Total				$(1.6)

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Realized
Settlement of oil contracts loss	$(40.5)	$(2.1)	$(57.9)	$(2.3)
Settlement of natural gas contracts gain	3.8	0.4	5.7	3.3
Settlement of foreign exchange contracts loss	(0.7)	-	(0.6)	-
Total realized risk management gain (loss)	$(37.4)	$(1.7)	$(52.8)	$1.0

Unrealized
Oil contracts gain (loss)	$45.4	$4.5	$7.1	$(5.8)
Natural gas contracts gain (loss)	(4.0)	4.3	1.2	(0.6)
Foreign exchange contracts loss	(0.3)	-	(1.6)	-
Total unrealized risk management gain (loss)	41.1	8.8	6.7	(6.4)
Risk management gain (loss)	$3.7	$7.1	$(46.1)	$(5.4)

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Prepaid Equity Forward Contracts

Obsidian Energy is exposed to equity price risk on our common share price in relation to our share-based compensation plans. Given the value of our share-based compensation plans fluctuates based on the Company’s common share price on the Toronto Stock Exchange ("TSX") at each period end date, the Company mitigates this exposure by entering into equity forward contracts. Unrealized and realized gains/losses on our equity forward contracts for the period are recorded through share-based compensation (see note 10 for the Consolidated Statements of Income impact).

	Share Volume	Remaining Term (1)	Price (C$)	Fair value (millions)
Equity
Equity Forward Contract	720,000	September 2028	$8.89	$8.4
Equity Forward Contract	1,300,000	October 2028	8.72	15.1
Equity Forward Contract	550,000	November 2028	8.43	6.4
Equity Forward Contract	715,000	December 2028	8.31	8.3
Equity Forward Contract	450,000	January 2029	8.76	5.2
Equity Forward Contract	680,000	February 2029	10.18	7.9
Equity Forward Contract	710,000	April 2029	13.82	8.2
Equity Forward Contract	85,000	June 2029	$15.10	$1.0
Total	5,210,000		$9.65	$60.5

(1)
The Company can settle the contract, or a portion of the contract, at any time.

Changes to the prepaid equity forward contracts balance were as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$28.1	$-
Prepaid equity forward contracts share purchases	21.5	28.7
Unrealized settlement gain (loss) on equity forward contracts	10.9	(0.6)
Balance, end of period	$60.5	$28.1

Current portion	$27.6	$19.4
Non-current portion	$32.9	$8.7

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, inflation risk, geopolitical risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

The ongoing conflicts in the Middle East, together with the continued Russia-Ukraine conflict, including attacks on Russian energy infrastructure, have contributed to uncertainty in global energy markets, resulting in volatile commodity prices. If these conflicts continue for a prolonged period, they could lead to further disruptions in the supply of energy products, increased commodity price volatility and adversely impact the Company's financial condition. The Company will continue to monitor these situations.

Other than the aforementioned risk, there have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Oil	$177.4	$119.2	$308.8	$301.6
NGLs	12.6	7.9	19.6	22.7
Natural gas	7.7	9.2	18.0	23.0
Production revenues	197.7	136.3	346.4	347.3
Processing fees	2.0	2.6	4.1	5.4
Oil and natural gas sales	199.7	138.9	350.5	352.7
Other income	1.5	3.9	3.0	5.7
Oil and natural gas sales and other income	$201.2	$142.8	$353.5	$358.4

Other income typically consists of road use income which totaled $3.0 million in the first six months of 2026 (2025 - $3.3 million).

9. Shareholders’ equity

Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2024	73,684,802	$2,135.2
Issued pursuant to equity compensation plans (1)	1,210,911	5.4
Repurchase of common shares for cancellation	(7,621,387)	(54.9)
Tax on repurchases of common shares (2)	-	(0.9)
Balance, December 31, 2025	67,274,326	2,084.8
Issued pursuant to equity compensation plans (1)	1,136,495	7.4
Repurchase of common shares for cancellation	(1,648,821)	(20.2)
Tax on repurchases of common shares (2)	-	(0.1)
Balance, June 30, 2026	66,762,000	$2,071.9

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with common share repurchases less common share issuances under the Company's share-based compensation plans.

Normal course issuer bid ("NCIB")

Pursuant to our return of capital initiative to our shareholders, the Company has an NCIB with the TSX. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

The Company's NCIB program consisted of the following:

	Six months ended June 30
	2026	2025
Number of common shares repurchased	1,648,821	6,533,704
Total consideration for common shares repurchased	$20.2	$46.2
Average price per share	$12.27	$7.06

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2026	2025	2026	2025
Basic	66.8	70.1	67.0	71.8
Dilutive impact (1)	2.4	3.2	2.3	2.6
Diluted	69.2	73.3	69.3	74.4

(1)
Includes impact of stock options, restricted share units and performance share units.

10. Share-based compensation

Share-based compensation expense relates to options to acquire common shares ("Options") granted under the Company's Stock Option Plan (the "Option Plan"), restricted share units ("RSUs") granted under the Restricted and Performance Share Unit Plan ("RPSU plan"), deferred share units ("DSUs") granted under the Deferred Share Unit Plan ("DSU plan"), performance share units ("PSUs") granted under the RPSU plan and unrealized gains or losses under the equity forward contracts.

The DSU's and PSU's follow the liability method of accounting where the change in share price at the balance sheet date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. To mitigate the exposure to fluctuations in our share price, beginning in the third quarter of 2025, the Company began entering into equity forward contracts and the mark-to-market valuation on these contracts is also included in share-based compensation.

The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

Share-based compensation consisted of the following:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
DSUs	$(3.2)	$(1.5)	$7.1	$(1.2)
PSUs	0.1	(1.1)	7.6	(0.6)
Equity forward contracts loss (gain) (1)	8.9	-	(10.9)	-
Liability based incentive plans	$5.8	$(2.6)	$3.8	$(1.8)

RSUs	$1.6	$1.9	$3.1	$3.6
Options	1.4	0.5	2.1	0.9
Equity based incentive plans	3.0	2.4	5.2	4.5
Share-based compensation	$8.8	$(0.2)	$9.0	$2.7

(1)
Relates to the equity forward contracts entered into to mitigate the Company's exposure to our share-based compensation plans.

The DSU and PSU obligations are measured at fair value based on the Company's share price at the balance sheet date. At June 30, 2026, the share price used to measure these obligations was $11.61 per share, compared to $13.22 per share at March 31, 2026, $8.42 per share at December 31, 2025, and $7.58 per share at June 30, 2025.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Unrealized gains and losses on the prepaid equity forward contracts are measured by comparing the contracts' fair value at each reporting date, including the change in fair value of contracts purchased during the period. The unrealized gain for the first six months of 2026 was based on the June 30, 2026, closing share price of $11.61 per share compared to the weighted average forward price for all of our equity forward contracts of $9.65 per share. For the second quarter of 2026, the unrealized loss recognized in the period reflected quarter-over-quarter changes in our share price, including the impact of equity forward contracts entered into during the quarter at an average fair value of $13.33 per share.

The weighted average trading price of the Company's common shares was $12.96 for the first six months of 2026 (2025 - $7.40).

Restricted and Performance Share Unit plan

RSU grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Six months ended June 30, 2026	Year ended December 31, 2025
Outstanding, beginning of period	1,417,152	1,559,563
Granted	714,310	859,920
Vested	(564,170)	(848,812)
Forfeited	(52,777)	(153,519)
Outstanding, end of period	1,514,515	1,417,152

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Six months ended June 30
	2026	2025
Average fair value of RSUs granted (per RSU)	$10.74	$7.50
Expected life of RSUs (years)	3.0	3.0
Expected forfeiture rate	5.7%	0.1%

PSU grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheets as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

PSUs (number of shares equivalent)	Six months ended June 30, 2026	Year ended December 31, 2025
Outstanding, beginning of period	947,820	635,910
Granted	-	438,140
Vested	(239,360)	(124,610)
Forfeited	(4,550)	(1,620)
Outstanding, end of period	703,910	947,820

	As at
PSU liability	June 30, 2026	December 31, 2025
Current	$3.9	$1.2
Non-current	3.8	1.2
Total	$7.7	$2.4

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Option Plan

The Option Plan allows the Company to issue Options to officers, employees, directors and other service providers.

	Six months ended June 30, 2026		Year ended December 31, 2025
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,978,228	$6.50	2,240,120	$4.59
Granted	1,649,760	10.56	521,070	7.46
Exercised	(796,447)	2.84	(779,722)	1.64
Forfeited	(33,500)	10.01	(3,240)	9.65
Outstanding, end of period	2,798,041	$9.90	1,978,228	$6.50
Exercisable, end of period	731,958	$9.36	1,290,527	$5.39

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Six months ended June 30
	2026	2025
Average fair value of Options granted (per Option)	$4.50	$4.35
Expected volatility	48.1%	69.5%
Expected life of Options (years)	3.5	4.8
Expected forfeiture rate	0.1%	0.1%

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheets as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Six months ended June 30, 2026	Year ended December 31, 2025
Outstanding, beginning of period	2,061,930	1,960,272
Granted	46,567	101,658
Outstanding, end of period	2,108,497	2,061,930

	As at
DSU Liability	June 30, 2026	December 31, 2025
Current	$24.6	$17.5
Total	$24.6	$17.5

At June 30, 2026, the Company had no outstanding DSUs that were redeemable.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

11. Deferred income tax asset

	Six months ended June 30, 2026	Year ended December 31, 2025
Balance, beginning of period	$261.5	$273.3
Deferred income tax expense	(7.1)	(11.8)
Tax adjustment on excess value - RSUs	0.3	-
Balance, end of period	$254.7	$261.5

The Company has recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY SECOND QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17